

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

Via E-mail
William S. Oesterle
Chief Executive Officer
Angie's List, Inc.
1030 E. Washington Street
Indianapolis, Indiana 46202

> **Re: Angie's List, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 25, 2011**
> **File No. 333-176503**

Dear Mr. Oesterle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits, including your legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the

effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

4.　We note references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

Prospectus Summary, page 1

Our Company, page 1

5.　We note your disclosure throughout the prospectus that the rating and review system related to the local service providers is only available to your members. However, we note in the "Frequently Asked Questions" section of your website located at www.angieslist.com, that non-members can also report on and review local service providers. In the sections of the prospectus where you discuss your member rating and review system, please also disclose that you do not have to be a member to post reviews on your website. Similar to your member reviews, discuss whether these non-member reviews are also not allowed to be anonymous. Please discuss the effect non-member reviews may have on local service providers' ratings, if any. Also discuss the effect non-member reviews may have on local service providers' membership and membership renewal rates. If applicable, provide appropriate risk factor disclosure.

Market Overview, page 2

6.　Please balance the discussion of the inefficiency of the local services market and the efficiency of your service by noting your history of net losses since inception and the competitive landscape of your business.

Summary Consolidated Financial and Other Data, page 8

7.　In footnote (2) on pages 9 and 41, please separately state new paid memberships and conversion from unpaid membership upon renewal. Please present the number on memberships dropped during the year to arrive at the totals in footnote (1).

Risk Factors, page 10

We have incurred net losses since inception…, page 10

8.　Please clarify "foreseeable future." For instance, does it refer to a period of one, three or five years?

Our revenue may be negatively affected if we are required to charge sales tax…, page 17

9.   Identify the current jurisdictions in which you currently charge and collect sales or other transaction taxes in.

We may suffer liability as a result of our members' ratings or reviews, page 20

10.   To date, clarify whether the company has suffered any material loss due to a claim of defamation.

11.   Please also discuss how non-member reviews and reports of local service providers may present risks of litigation, liability for money-damages and injury to your reputation.

We have incurred and will continue to incur costs as a result of becoming a reporting company, page 30

12.   Please quantify the estimated additional costs you expect to incur as a result of being a public company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Overview, page 42

13.   We note your risk factor disclosure on pages 10 and 11. Discuss in this section why you believe there is a lag in your ability to leverage increased penetration in a market into increased advertising rates. Given the significant increase in your marketing expenses through your national advertising strategy, investors should be aware of any negative trends related to your business. For purposes of disclosure, provide a comparison of your average contract term for your participating service providers in prior periods with the average contract term of 13.7 months as of June 30, 2011. Discuss whether you believe the average contract term going forward will be shorter than the most recent 13.7 months term.

14.   We note your discussion of your membership and service provider revenue trends and your progress in executing your expansion plans. Please expand both discussions to address how management believes these factors will eventually lead to the company's profitability. For example, discuss whether profitability is dependent upon marketing expense increasing at a lower rate than an increase in paid memberships or service provider revenue or whether marketing expense is expected to decline as penetration rates within existing or new markets increase.

15.   We note your disclosure that you invite local service providers with an average grade of "B" or better and at least two "current" reviews to advertise to your members. Please clarify what you mean by "current."

Market Cohort Analysis, page 43

16.   We note your disclosure that in 2010 you began to offer members in more "penetrated" markets the opportunity to purchase only those segments of Angie's List that are "most relevant to them." Discuss why this opportunity is only available to your more "penetrated" markets. Please also discuss whether you anticipate offering this opportunity to your members in all of the markets in which you operate.

Key Operating Metrics, page 45

Gross paid memberships added, page 45

17.   When discussing gross paid memberships added per period, please also separately quantify the specific number of new paid memberships added and the specific number of conversions from unpaid memberships upon renewal for each period presented.

Results of Operations, page 49

18.   Your results of operations discussion appears to be a mechanical recitation of your financial statements. Revise to provide not only a "discussion," but an "analysis" of historical information as well as known trends, demands, commitments, events or uncertainties that are reasonably likely to affect future performance. Accordingly, please revise your disclosure to clearly explain and quantify each material factor that contributed to the reported changes in revenue and related costs for the periods presented, providing insight into the underlying business drivers or conditions that contributed to the changes. For further guidance, please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Comparison of the six months ended June 30, 2010 and 2011, page 50

Revenue, page 50

19.   Please discuss how much the average membership fees per paid membership decreased for the six months ended June 30, 2011.

Marketing, page 51

20.   We note your marketing expense increased by $13.8 million, or 89%, for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. In addition, we note your disclosure that the significant increase was primarily due to an increase in national television spending. Please quantify your national television expense for the period presented. Please discuss whether you believe your marketing expenses going forward will continue to be primarily focused on national television spending.

Liquidity and capital resources, page 59

21.   Please expand your discussion with respect to your cash flows provided by (used in) your operating, financing and investing activities to describe any known trends, demands, events or uncertainties that are reasonably likely to have material effects on your liquidity in the future. This includes identifying any items that are the primary underlying drivers in contributing to uncertainty or variability in your cash flows. We note your disclosure that you anticipate you will continue to incur net losses and use cash in operating activities for the foreseeable future. Please also clarify "foreseeable future."

Stock-Based Compensation, page 63

22.   For your stock options granted after February 2011, please revise to disclose in more detail how you considered the occurrence of events that should have had a positive impact on the price of your stock including the 2011 first quarter revenues, significant increase in memberships and service providers and initiation of the IPO process. Please also revise your discussion of the valuation of restricted stock grants and common stock on page 67 to disclose in more detail how you considered the rising revenues, expanded markets and increase in memberships and service providers in arriving at your value of $61.02 per share.

23.   Discuss each significant factor contributing to the difference between the fair value of the common stock as of the date of each grant for the options and restricted stock awards and the estimated IPO price.

Business, page 69

Our Company, page 69

24.   We note your risk factor disclosure on pages 11 and 12. Expand your disclosure to discuss how local service providers maintain superior service ratings.

25.   We note that in 2010 37% of your members wrote a review on at least one service provider. If known, please provide the percentage of non-member reviews provided.

26.   Disclose how often a member can post a review on a single service provider. Also discuss whether you screen the member reviews before they are posted on your list.

27.   Discuss whether you solicit reviews from your paid members in more established and penetrated markets. We note disclosure on page 42 that in order to establish a new market, you offer free memberships and actively solicit members' reviews of local service providers.

28.   Please describe whether you charge service fees to your local service providers as administrative costs for listing on your website.

The Angie's List Solution, page 71

29.   Please discuss how members search for local service providers on your list. Depending on the service provided, describe how the local service providers are prearranged in each category. For instance, are they arranged through alphabetical order, ratings, etc.? Please describe whether service providers with similar grades can pay for more prominent listing.

Management, page 78

Director Compensation, page 83

30.   Please revise your director compensation disclosure to provide singular tabular disclosure pursuant to Item 402(k) of Regulation S-K. Please provide the name of each director in the table as required by Item 402(k)(2)(i) of Regulation S-K.

Executive Compensation, page 85

Annual Cash Incentives, page 89

31.   Clarify whether only specific metrics are assigned for specific named executive officers. For example, Ms. Hicks Bowman's bonus seemed tied to growth in net paid memberships. Clarify whether that was predetermined or whether other metrics were also considered.

Summary Compensation Table, page 93

32.   We note your disclosure on page 92 that Mr. Oesterle had a "long-term bonus" program for 2010 that would result in an annual grant of equity awards following the end of the year, subject to the compensation committee's review of performance in

2010. We note the award for Mr. Oesterle was paid in early 2011 in the form of stock options but that it is not reflected in the Summary Compensation Table. However, if relevant performance measures are satisfied during the particular fiscal year in mention, the earnings are reportable for that fiscal year, even if not payable until a later date. As a result, please revise your Summary Compensation table for 2010 compensation figures to include the "long-term bonus" award in the form of stock options for Mr. Oesterle. Please refer to Instruction 1 to Item 402(c)(2)(vii) of Regulation S-K.

Lock-up agreements, page 117

33.   Please file copies of any lockup agreements as exhibits to the registration statement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

General

34.   We note that you generate revenues from members and service providers. Describe for us the reports provided to your chief operating decision maker and tell us how you applied the guidance in ASC 280-10-50 in determining whether you have more than one operating segment. If you have aggregated operating segments, please disclose this fact and provide us with your analysis of the aggregation criteria.

1. Summary of Significant Accounting Policies, page F-7

General

35.   Please expand Note 1 to include your accounting policy for capitalization of customer acquisition costs.

Revenue Recognition and Deferred Revenue, page F-8

36.   Tell us in detail about your basis for amortizing enrollment fees over a membership life of 60 months for annual or multi-year enrollments and 13-months for monthly enrollments. Tell us your basis for assuming that memberships decline uniformly over the period as evidenced by your use of the straight line method. Also tell us the amount of enrollment fees received and the amount of enrollment fees recognized as revenue in each period presented.

Unaudited Pro Forma Balance Sheet and Pro Forma Loss per Common Share, page F-8

37.   You disclose on page 7 that you will pay accrued dividends in connection with the conversion of preferred shares. Please disclose the amount of accrued dividends and clarify how you have presented the dividend payment in the pro forma information. Also, make similar revisions to the pro forma information presented in selected financial data at page 41 and elsewhere in the document.

38.   You disclose in Note 11, Convertible Preferred Stock, that there are no scheduled dividends on any series of preferred stock, unless declared by the Board of Directors and paid on all common and preferred stock. Please clarify whether you will also pay dividends on common stock and reflect this in the pro forma information, if applicable.

Data Acquisition Costs, page F-9

39.   Please tell us your rationale under the accounting literature for capitalizing and amortizing data acquisition costs over a three year period. It appears from your discussion on page 63 that third party research companies are conducting the research on your behalf. Please describe in detail the nature and type of costs included in data acquisition costs. Provide us with an analysis of the length of time your various service providers have continued to advertise with your company. We note your disclosure on page 72 that that 51% of your service providers who participated in your promotions at the beginning of 2008 were still participating at the beginning of 2011. This disclosure does not appear to support a three year amortization period if the costs are capitalized.

40.   Expand the disclosure of data acquisition costs on page 63 to discuss the method you use to evaluate the recoverability of capitalized costs. Also, discuss the significant estimates and assumptions involved in your assessment.

Sales Commissions, page F-10

41.   Disclose how you evaluate deferred commission expense for recoverability. Also, discuss the methodology and significant estimates and assumptions in your disclosure of critical accounting policies on page 62. Tell us how you applied the guidance in the accounting literature in determining your accounting policy.

Sales and Use Tax, page F-11

42.   Please expand to disclose your financial reporting for sales and use taxes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Francis S. Currie, Esq.
        Davis Polk & Wardwell LLP